UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-39859

Kuke Music Holding Limited

25-1, Beijing Music Industrial Park,

Heizhuanghu Road, Chaoyang District,

Beijing, 100020

People’s Republic of China

+86-010-6561 0392
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Notice of Extraordinary General Meeting
99.3	Notice of Class B Meeting
99.4	Form of Proxy for Extraordinary General Meeting
99.5	Form of Proxy for Class B Meeting
99.6	Form of Fourth Amended and Restated Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kuke Music Holding Limited

By:	/s/ Li Li
Name:	Li Li
Title:	Chief Financial Officer

Date:	August 25, 2025

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